CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
November 3, 2021	November 3, 2021

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 and 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2021	2020	2021	2020

Revenues	6	$124,646	$125,881	$379,241	$246,801
Mine operating costs
Cost of sales	7	92,006	60,275	244,849	136,297
Cost of sales - standby costs	7	—	—	—	10,112
Depletion, depreciation and amortization		29,122	17,573	73,335	39,006
		121,128	77,848	318,184	185,415

Mine operating earnings		3,518	48,033	61,057	61,386

General and administrative expenses	8	6,213	5,520	20,075	17,650
Share-based payments		3,069	1,703	9,431	6,028
Mine holding costs	9	3,344	4,184	9,571	14,566
Loss on divestiture of exploration projects		—	(6,421)	—	3,685
Acquisition costs	4	127	—	1,950	—
Foreign exchange loss (gain)		1,676	5,340	(903)	8,743
Operating (loss) earnings		(10,911)	37,707	20,933	10,714

Investment and other (loss) income	10	(4,863)	2,741	(3,684)	7,460
Finance costs	11	(4,027)	(3,650)	(11,927)	(11,056)
Unrealized gain (loss) on foreign currency derivatives		—	7,541	—	(4,862)
Earnings (loss) before income taxes		(19,801)	44,339	5,322	2,256

Income taxes
Current income tax expense		6,678	3,842	25,540	5,851
Deferred income tax (recovery) expense		(8,073)	9,551	(19,266)	7,863
		(1,395)	13,393	6,274	13,714

Net (loss) earnings for the period		($18,406)	$30,946	($952)	($11,458)

(Loss) earnings per common share
Basic	12	($0.07)	$0.14	$0.00	($0.05)
Diluted	12	($0.07)	$0.14	$0.00	($0.05)

Weighted average shares outstanding
Basic	12	256,363,759	214,919,070	240,687,196	211,333,281
Diluted	12	256,363,759	233,794,570	240,687,196	211,333,281

Approved and authorized by the Board of Directors for issuance on November 3, 2021

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 3O, 2021 and 2020
Condensed interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020

Net (loss) earnings for the period		($18,406)	$30,946	($952)	($11,458)

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized (loss) gain on fair value of investments in marketable securities, net of tax	14(b)	(7,516)	1,273	(12,652)	7,351
Realized (loss) gain on investments in marketable securities, net of tax	14(b)	(169)	83	(1,425)	280
Remeasurement of retirement benefit plan		—	—	—	(455)

Other comprehensive (loss) income		(7,685)	1,356	(14,077)	7,176

Total comprehensive (loss) income		($26,091)	$32,302	($15,029)	($4,282)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 and 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2021	2020	2021	2020
Operating Activities
Net (loss) earnings for the period		($18,406)	$30,946	($952)	($11,458)
Adjustments for:
Depletion, depreciation and amortization		29,528	18,048	74,608	40,406
Share-based payments		3,069	1,703	9,431	6,028
Income tax expense (recovery)		(1,395)	13,393	6,274	13,714
Finance costs	11	4,027	3,650	11,927	11,056
Acquisition costs	4	127	—	1,950	—
Loss on assets held-for-sale	10	—	—	2,081	—
Loss (gain) from marketable securities and silver futures derivatives		5,169	(2,497)	2,358	(6,497)
Loss (gain) on divestiture of exploration projects	15	—	(6,282)	—	3,894
Fair value adjustment on foreign currency derivatives		—	(7,541)	—	4,862
Unrealized foreign exchange loss (gain)		486	800	(2,751)	(2,886)
Operating cash flows before working capital and taxes		22,605	52,220	104,926	59,119
Net change in non-cash working capital items	24	(19,210)	3,565	(53,988)	(17,817)
Income taxes paid		(15,383)	(782)	(72,027)	(4,799)
Cash (used in) provided by operating activities		(11,988)	55,003	(21,089)	36,503

Investing Activities
Restricted cash acquired on the acquisition of Jerritt Canyon	4	—	—	30,000	—
Reclassification to restricted cash related to the acquisition of Jerritt Canyon	18(a)	(12,505)	—	(12,505)	—
Expenditures on mining interests		(30,291)	(17,492)	(97,720)	(46,724)
Acquisition of property, plant and equipment		(15,757)	(12,574)	(33,716)	(31,664)
Deposits paid for acquisition of non-current assets		(2,805)	(660)	(7,096)	(6,290)
Jerritt Canyon acquisition costs, net of cash acquired	4	(127)	—	(925)	—
Acquisition of Springpole Silver Stream	15(d)	—	(2,521)	—	(2,521)
Other	24	45	(275)	948	1,424
Cash used in investing activities		(61,440)	(33,522)	(121,014)	(85,775)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	22(a)	17,606	112,374	66,674	126,166
Proceeds from exercise of stock options		379	7,337	13,643	10,183
Repayment of lease liabilities	21	(2,734)	(1,803)	(6,260)	(5,220)
Finance costs paid		(1,763)	(1,736)	(4,195)	(3,976)
Proceeds from debt facility	20	30,000	—	30,000	—
Repayment of debt facilities	20(b)	—	—	—	(10,000)
Dividends declared and paid	22(g)	(1,535)	—	(2,667)	—
Shares repurchased and cancelled	22(f)	(42)	—	(42)	(1,694)
Cash provided by financing activities		41,911	116,172	97,153	115,459

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(2,782)	(447)	(818)	(2,760)
(Decrease) increase in cash and cash equivalents		(31,517)	137,653	(44,950)	66,187
Cash and cash equivalents, beginning of the period		227,109	95,230	238,578	169,009
Cash and cash equivalents, end of period		$192,810	$232,436	$192,810	$232,436

Cash		$192,810	$202,445	$192,810	$202,445
Short-term investments		—	29,991	—	29,991
Cash and cash equivalents, end of period		$192,810	$232,436	$192,810	$232,436

Supplemental cash flow information	24

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	September 30, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents		$192,810	$238,578
Restricted cash	18(a)	43,666	—
Trade and other receivables		5,540	4,271
Value added taxes receivable	23(c)	57,378	41,641
Inventories	13	71,760	32,512
Other financial assets	14	23,482	36,319
Prepaid expenses and other		5,487	2,725
Total current assets		400,123	356,046

Non-current assets
Mining interests	15	987,869	509,730
Property, plant and equipment	16	486,849	258,220
Right-of-use assets	17	29,351	14,330
Deposits on non-current assets		10,631	14,246
Non-current restricted cash	18(b)	66,997	—
Non-current value added taxes receivable	23(c)	580	15,301
Deferred tax assets		69,088	69,644
Total assets		$2,051,488	$1,237,517

Liabilities and Equity

Current liabilities
Trade and other payables	19	$112,731	$76,002
Unearned revenue	6	4,391	2,717
Current portion of debt facilities	20	383	10,975
Current portion of lease liabilities	21	10,815	5,358
Income taxes payable		9,326	6,574
Total current liabilities		137,646	101,626

Non-current liabilities
Debt facilities	20	186,390	141,733
Lease liabilities	21	25,926	15,217
Decommissioning liabilities		157,942	51,471
Other liabilities		6,282	5,406
Non-current income taxes payable		22,031	23,099
Deferred tax liabilities		122,866	48,729
Total liabilities		$659,083	$387,281

Equity
Share capital		1,620,423	1,087,139
Equity reserves		114,501	101,997
Accumulated deficit		(342,519)	(338,900)
Total equity		$1,392,405	$850,236
Total liabilities and equity		$2,051,488	$1,237,517

Commitments (Note 15; Note 23(c))

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321
Net loss for the period	—	—	—	—	—	—	(11,458)	(11,458)
Other comprehensive income	—	—	—	7,176	—	7,176	—	7,176
Total comprehensive loss	—	—	—	7,176	—	7,176	(11,458)	(4,282)
Share-based payments	—	—	6,028	—	—	6,028	—	6,028
Shares issued for:
Prospectus offerings (Note 22(a))	10,654,338	126,166	—	—	—	—	—	126,166
Exercise of stock options (Note 22(b))	1,710,079	14,551	(4,368)	—	—	(4,368)	—	10,183
Acquisition of Springpole Silver Stream (Note 15)	805,698	7,479	—	—	—	—	—	7,479
Settlement of restricted share units (Note 22(c))	127,000	992	(992)	—	—	(992)	—	—
Shares repurchased and cancelled (Note 22(f))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at September 30, 2020	221,134,187	$1,081,110	$74,728	$4,644	$19,164	$98,536	($373,445)	$806,201

Balance at December 31, 2020	221,965,011	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236
Net loss for the period	—	—	—	—	—	—	(952)	(952)
Other comprehensive loss	—	—	—	(14,077)	—	(14,077)	—	(14,077)
Total comprehensive loss	—	—	—	(14,077)	—	(14,077)	(952)	(15,029)
Share-based payments	—	—	9,562	—	—	9,562	—	9,562
Shares issued for:
Acquisition of Jerritt Canyon (Note 4)	26,719,727	416,561	23,150	—	—	23,150	—	439,711
Sprott Private Placement (Note 4)	1,705,514	26,589	—	—	—	—	—	26,589
Prospectus offerings (Note 22(a))	4,225,000	66,674	—	—	—	—	—	66,674
Exercise of stock options (Note 22(b))	1,562,564	19,179	(5,536)	—	—	(5,536)	—	13,643
Acquisition of Springpole Silver Stream (Note 15(d))	287,300	3,750	—	—	—	—	—	3,750
Settlement of restricted share units (Note 22(c))	44,137	573	(595)	—	—	(595)	—	(22)
Shares repurchased and cancelled (Note 22(f))	(6,913)	(42)	—	—	—	—	—	(42)
Dividend declared and paid (Note 22(g))	—	—	—	—	—	—	(2,667)	(2,667)
Balance at September 30, 2021	256,502,340	$1,620,423	$102,001	($6,664)	$19,164	$114,501	($342,519)	$1,392,405

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the recently acquired Jerritt Canyon Gold Mine in Nevada, USA (see Note 4). In addition, the Company owns four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 23(a)) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2020 except as outlined in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, the Company applied the accounting policies, critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2020 and the following accounting policies, critical judgments and estimates in applying accounting policies:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
New and amended IFRS standards that are effective for the current year:
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021 and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

Critical Judgments and Estimates
Fair Value Estimates in the Acquisition of Jerritt Canyon (Note 4)
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Critical Judgments and Estimates (continued)
Classification of current and non-current restricted cash (Note 18)
The Company assesses the classification of the restricted cash between current and non-current based on the following factors:
•an asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
•it expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.

4. ACQUISITION OF JERRITT CANYON CANADA LTD.
Description of the Transaction
On April 30, 2021, the Company completed the acquisition of 100% of the issued and outstanding shares of Jerritt Canyon Canada Ltd. from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares"), five million common share purchase warrants, each exercisable for one common share of the Company at a price of $20 per share for a period of three years (the "Consideration Warrants"). Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax ("Triggered Tax") due by Jerritt Canyon Canada as a result of a reorganization completed prior to the acquisition of the Jerritt Canyon Gold Mine. The parties have agreed that the estimated amount of such tax liability is approximately $47.1 million, which amount was paid from the Escrowed Funds and the Purchase Price was thereby increased by $12.5 million, being the difference between the Triggered Tax amount and $60 million ("Triggered Tax Adjustment"). In addition, the purchase price was reduced by $2.8 million by which the closing working capital of Jerritt Canyon was less than zero (the “Working Capital Adjustment”).

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 3,600 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of $1,289 per ounce.

Management has concluded that Jerritt Canyon constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF JERRITT CANYON CANADA LTD.
Description of the Transaction (continued)
For the purpose of these consolidated condensed interim financial statements, the purchase consideration has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. Any future changes to the purchase price allocation may result in adjustments to mining interests.
The Company is completing a full and detailed valuation of the fair value of the net assets of Jerritt Canyon acquired with the assistance of an independent third party. Therefore, it is likely that the purchase price and fair values of assets acquired, and liabilities assumed will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed preliminary purchase price allocation as further analysis, including the assumption of liabilities including finalization of decommissioning liabilities, identification of contingent liabilities, finalization of the special trust agreement and reclamation bond requirement review with Nevada Division of Environmental Protection ("NDEP"), as well as finalization of working capital adjustments. Consequently, the actual allocation of the purchase price may result in different adjustments than those in these unaudited interim consolidated financial statements.

Total transaction costs of $2.0 million related to the acquisition were expensed during the year.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)
Consideration and Purchase Price Allocation
Total consideration for the acquisition was valued at $476.5 million on the acquisition date. The preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration

26,719,727 Consideration Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	$416,561
1,705,514 Private Placement Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	26,589
5,000,000 Consideration Warrants issued to Sprott Mining with an accounting fair value of $4.63 per warrant(2)	23,150
Estimated Triggered Tax Adjustment	12,913
Estimated Working Capital Adjustment	(2,758)
Total consideration	$476,455

Allocation of Purchase Price

Cash and cash equivalents	$1,025
Inventories	19,304
Trade and other receivables(3)	135
Other financial assets	3,581
Prepaid expenses	1,662
Restricted cash(4)	96,985
Mining interest	409,930
Property, plant and equipment	224,034
Deposit on non-current assets	128
Trade and other payables	(27,159)
Lease liabilities	(2,194)
Income taxes payable	(47,185)
Contingent environmental provision(5)	(17,900)
Decommissioning liabilities	(87,705)
Deferred tax liabilities	(98,186)
Net assets acquired	$476,455
(1) Fair values of Consideration Shares and Private Placement Shares were estimated at $15.59 per shares based on the opening price of First Majestic’s common share on the New York Stock Exchange on April 30, 2021, as compared to their deemed price of $17.59 according to the Acquisition Agreement.
(2) The Consideration Warrants have an exercise price of $20 per share for a three-year term expiring on April 30, 2024. The fair value of Consideration Warrants were estimated using the Black-Scholes method.
(3) Trade and other receivables are expected to be fully recoverable.
(4)     Restricted cash includes $30.0 million proceeds from the issuance of Private Placement Shares which were deposited into the Escrowed Funds and $67.0 million in non-current environmental reclamation bonds.
(5)     Contingent environmental provision relates to funds required to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment cost at Jerritt Canyon. Amounts are subject to management review of reclamation plan and cost estimates as well as alternative treatment options after the acquisition. Actual amount may differ significantly from the amount disclosed above.

Financial and operating results of Jerritt Canyon are included in the Company’s consolidated financial statements effective April 30, 2021. During the nine months ended September 30, 2021, the acquisition of Jerritt Canyon contributed $80.5 million of revenues and $18.1 million of net loss to the Company’s financial results since April 30, 2021.

Had the business combination been effected at January 1, 2021, pro forma revenues and net loss of the Company for the nine months ended September 30, 2021 would have been $431.3 million and $18.8 million, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the nine months ended September 30, 2021, the Company's significant reporting segments includes its three operating mines in Mexico, the recently acquired Jerritt Canyon Gold Mine in Nevada, United States, its "non-producing properties" in Mexico which include the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), coins and bullion sales, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended September 30, 2021 and 2020		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2021	$46,312	$24,104	$8,280	$13,928	$14,153
	2020	72,029	30,034	9,990	32,005	11,613
Santa Elena	2021	19,988	15,603	3,963	422	15,658
	2020	28,212	18,120	3,954	6,138	8,524
La Encantada	2021	16,097	8,653	1,547	5,897	2,786
	2020	27,396	12,842	3,213	11,341	3,050
Non-producing Properties	2021	—	—	80	(80)	574
	2020	—	—	151	(151)	932
United States
Jerritt Canyon	2021	45,654	44,881	14,774	(14,001)	22,392
	2020	—	—	—	—	—
Others(1)	2021	1,376	1,164	478	(266)	4,133
	2020	1,131	548	265	318	11,155
Intercompany elimination(2)	2021	(4,781)	(2,399)	—	(2,382)	—
	2020	(2,887)	(1,269)	—	(1,618)	—
Consolidated	2021	$124,646	$92,006	$29,122	$3,518	$59,696
	2020	$125,881	$60,275	$17,573	$48,033	$35,275
(1) The "Others" segment includes revenues of $1.4 million from coins and bullion sales of 46,572 silver ounces at an average price of $29.49 per ounce.
(2) Effective January 1, 2021, the Company is presenting its segment revenue, cost of sales and mine operating earnings (loss) on a gross basis, with a new line item to reflect intercompany eliminations. The segmented information for the comparative periods have been adjusted to reflect this change for consistency.
During the nine months ended September 30, 2021, the Company had three (September 30, 2020 - three) customers that accounted for 100% (2020 - 99%) of its sales revenue, with one major metal broker accounting for 92% of total revenue (2020 - 92%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

Nine Months Ended September 30, 2021 and 2020		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2021	$178,793	$89,757	$29,620	$59,416	$44,137
	2020	146,036	81,075	23,921	41,040	29,653
Santa Elena	2021	70,431	52,509	11,472	6,450	47,208
	2020	55,938	38,279	7,834	9,825	19,972
La Encantada	2021	58,918	30,473	5,442	23,003	8,340
	2020	46,554	26,308	5,975	14,271	7,135
Non-producing Properties	2021	—	—	315	(315)	1,742
	2020	183	1,361	489	(1,667)	3,027
United States
Jerritt Canyon	2021	80,510	76,594	25,073	(21,157)	30,506
	2020	—	—	—	—	—
Others(1)	2021	8,690	4,471	1,413	2,806	31,090
	2020	2,037	1,249	787	1	21,585
Intercompany elimination	2021	(18,101)	(8,955)	—	(9,146)	—
	2020	(3,947)	(1,863)	—	(2,084)	—
Consolidated	2021	$379,241	$244,849	$73,335	$61,057	$163,023
	2020	$246,801	$146,409	$39,006	$61,386	$81,372
(1) The "Others" segment includes revenues of $8.7 million from coins and bullion sales of 271,215 silver ounces at an average price of $32.04 per ounce.

At September 30, 2021 and December 31, 2020		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2021	$211,780	$27,373	$106,089	$345,242	$480,131	$113,132
	2020	204,592	17,179	112,105	333,876	439,145	105,462
Santa Elena	2021	71,443	47,253	57,006	175,702	227,147	57,143
	2020	52,892	33,951	49,245	136,088	166,525	33,467
La Encantada	2021	25,946	3,981	19,296	49,223	106,649	30,834
	2020	25,865	2,955	16,555	45,375	99,185	29,354
Non-producing Properties	2021	108,837	38,692	27,562	175,092	218,149	33,139
	2020	108,837	37,004	29,888	175,730	219,109	40,274
United States
Jerritt Canyon	2021	276,356	141,409	221,720	639,485	730,558	240,215
	2020	—	—	—	—	—	—
Others	2021	—	34,798	55,176	89,974	288,855	184,620
	2020	—	26,455	50,427	76,882	313,553	178,724
Consolidated	2021	$694,362	$293,507	$486,849	$1,474,718	$2,051,488	$659,083
	2020	$392,185	$117,545	$258,220	$767,950	$1,237,517	$387,281

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2021		2020		2021		2020
Gross revenue from payable metals:
Silver	$43,154	34%	$85,426	67%	$201,917	53%	$157,772	63%
Gold	81,966	66%	41,406	33%	179,253	47%	90,934	37%
Lead	—	0%	—	0%	—	0%	76	0%
Gross revenue	125,120	100%	126,832	100%	381,170	100%	248,782	100%
Less: smelting and refining costs	(474)		(951)		(1,929)		(1,981)
Revenues	$124,646		$125,881		$379,241		$246,801

As at September 30, 2021, the Company had $4.4 million of unearned revenue (December 31, 2020 - $2.7 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three and nine months ended September 30, 2021, the Company delivered 1,472 and 4,342 ounces (2020 - 1,730 and 4,457 ounces), respectively, of gold to Sandstorm at an average price of $468 and $467 per ounce (2020 - $463 and $461 per ounce), respectively.

(b) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at September 30, 2021 was 70:1.

During the three and nine months ended September 30, 2021, the Company delivered 11,346 and 32,833 ounces (2020 - 9,687 and 27,075 ounces) of gold, respectively, to WPMI at $618 and $616 (2020 - $612 and $609) per ounce, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Consumables and materials	$25,476	$10,559	$53,516	$26,148
Labour costs	52,839	28,863	136,890	71,202
Energy	10,250	6,473	31,506	17,654
Other costs	11,924	1,047	20,575	7,598
Production costs	$100,489	$46,942	$242,487	$122,602
Transportation and other selling costs	569	662	1,958	1,504
Workers participation costs	4,017	2,276	10,380	11,000
Environmental duties and royalties	1,492	696	3,133	1,344
Inventory changes	(14,734)	9,699	(13,569)	(153)
Other	173	—	460	—
Cost of Sales	$92,006	$60,275	$244,849	$136,297

Cost of Sales - Standby Costs	$—	$—	$—	$10,112

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Corporate administration	$2,124	$1,067	$5,555	$3,590
Salaries and benefits	2,830	2,771	9,090	8,399
Audit, legal and professional fees	482	881	3,150	3,251
Filing and listing fees	163	103	407	396
Directors fees and expenses	208	223	600	614
Depreciation	406	475	1,273	1,400
	$6,213	$5,520	$20,075	$17,650

9. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staffs, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Del Toro	$831	$1,211	$2,594	$6,081
La Parrilla	889	1,056	2,639	4,422
San Martin	698	1,097	2,038	1,989
La Guitarra	926	820	2,300	2,074
	$3,344	$4,184	$9,571	$14,566

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
10. INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(Loss) gain from investment in marketable securities (Note 14(a))	($5,169)	$2,497	($2,891)	$4,418
Loss on write-down of assets held-for-sale(1)(2)	—	—	(2,081)	—
Gain from investment in silver futures derivatives	—	—	593	2,079
Interest income and other	306	244	695	963
	($4,863)	$2,741	($3,684)	$7,460

(1) In March 2021, the Company entered into an agreement with Condor Gold PLC ("Condor") to sell its AG Mill equipment for gross proceeds of $6.5 million, including $3.5 million in cash and $3.0 million in common shares of Condor. During the nine months ended September 30, 2021, the Company completed the sale and recognized a loss of $2.1 million, being the difference between the proceeds of disposal and the carrying amount of the project's net assets, as loss on write-down of assets held-for-sale.
(2) In May 2021, the Company entered into an agreement with Capstone Mining Corp. to sell certain mill equipment for gross proceeds of $6.4 million in cash, of which $5.7 million has been received as at September 30, 2021. No gain or loss was recognized as part of this transaction as the equipment were sold at cost.

11. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Debt facilities(1) (Note 20)	$2,599	$2,674	$7,810	$7,936
Lease liabilities (Note 21)	547	348	1,418	1,115
Accretion of decommissioning liabilities	709	571	2,276	1,740
Silver sales and other	172	57	423	265
	$4,027	$3,650	$11,927	$11,056
(1) During the three and nine month periods ended September 30, 2021, finance costs for debt facilities include non-cash accretion expense of $1.7 million (2020 - $1.7 million) and $5.2 million (2020 - $5.1 million), respectively.

12. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended September 30, 2021 and 2020 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net (loss) earnings for the period	($18,406)	$30,946	($952)	($11,458)
Add: finance costs on convertible debt, net of tax	—	1,691	—	—
Diluted net (loss) earnings for the period	($18,406)	$32,637	($952)	($11,458)

Weighted average number of shares on issue - basic	256,363,759	214,919,070	240,687,196	211,333,281
Impact of effect on dilutive securities:
Stock options	—	2,243,895	—	—
Restricted, performance and deferred share units	—	304,007	—	—
Convertible debt shares	—	16,327,598	—	—
Weighted average number of shares on issue - diluted(1)	256,363,759	233,794,570	240,687,196	211,333,281

Earnings per share - basic	($0.07)	$0.14	$0.00	($0.05)
Earnings (loss) per share - basic and diluted	($0.07)	$0.14	$0.00	($0.05)
(1)For the nine months ended September 30, 2021, diluted weighted average number of shares excluded 6,525,871 (2020 - 6,980,689) options, 5,000,000 (2020 - nil) warrants, nil restricted and performance share units (2020 - 304,007) and 16,327,598 (2020 - 16,327,598) common shares issuable under the convertible debentures (Note 20(a)) that were anti-dilutive.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	September 30, 2021	December 31, 2020
Finished goods - doré	$19,644	$2,812
Work-in-process	7,096	2,780
Stockpile	6,245	1,336
Silver coins and bullion	8,526	956
Materials and supplies	30,249	24,628
	$71,760	$32,512

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period.

14. OTHER FINANCIAL ASSETS

As at September 30, 2021, other financial assets consists of the Company’s investment in marketable securities comprised of the following:

	September 30, 2021	December 31, 2020
FVTPL marketable securities (a)	$9,977	$13,876
FVTOCI marketable securities (b)	13,505	22,443
Total other financial assets	$23,482	$36,319

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Loss in marketable securities designated as FVTPL for the three and nine months ended September 30, 2021 were $5.2 million (2020 - gain of $2.5 million) and $2.9 million (2020 - gain of $4.4 million), respectively, and were recorded through profit or loss.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three and nine months ended September 30, 2021 were a loss of $7.7 million (2020 - gain of $1.4 million) and $14.1 million (2020 - gain of $7.4 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	September 30, 2021	December 31, 2020
Depletable properties	$694,362	$392,185
Non-depletable properties (exploration and evaluation costs)	293,507	117,545
	$987,869	$509,730

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2019	$220,658	$61,654	$111,590	$—	$494,132	$888,034
Additions	21,263	6,218	4,201	—	—	31,682
Change in decommissioning liabilities	4,527	1,191	2,049	—	3,059	10,826
Transfer from exploration properties	3,645	4,229	472	—	—	8,346
At December 31, 2020	$250,093	$73,292	$118,312	$—	$497,191	$938,888
Additions	27,127	12,282	2,023	11,192	—	52,624
Acquisition of Jerritt Canyon (Note 4)	—	—	—	275,870	—	275,870
Transfer from exploration properties	—	11,402	1,293	—	—	12,695
At September 30, 2021	$277,220	$96,976	$121,627	$287,062	$497,191	$1,280,077
Accumulated depletion, amortization and impairment
At December 31, 2019	($27,225)	($16,608)	($88,499)	$—	($388,354)	($520,686)
Depletion and amortization	(18,277)	(3,792)	(3,948)	—	—	(26,017)
At December 31, 2020	($45,502)	($20,400)	($92,447)	$—	($388,354)	($546,703)
Depletion and amortization	(19,939)	(5,133)	(3,234)	(10,706)	—	(39,012)
At September 30, 2021	($65,441)	($25,533)	($95,681)	($10,706)	($388,354)	($585,715)

Carrying values
At December 31, 2020	$204,592	$52,892	$25,865	$—	$108,837	$392,185
At September 30, 2021	$211,780	$71,443	$25,946	$276,356	$108,837	$694,362
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Jerritt Canyon(c)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(d)	Total
At December 31, 2019	$8,699	$18,592	$1,104	$—	$32,938	$34,710	$—	$96,043
Exploration and evaluation expenditures	12,125	19,588	2,323	—	4,066	1,142	4,356	43,601
Change in decommissioning liabilities (Note 20)	—	—	—	—	—	59	—	59
Sale of exploration project	—	—	—	—	—	(13,812)	—	(13,812)
Transfer to producing properties	(3,645)	(4,229)	(472)	—	—	—	—	(8,346)
At December 31, 2020	$17,179	$33,951	$2,955	$—	$37,004	$22,099	$4,356	$117,545
Exploration and evaluation expenditures	10,194	24,704	2,319	7,349	1,688	843	7,500	54,597
Acquisition of Jerritt Canyon (Note 4)	—	—	—	134,060	—	—	—	134,060
Transfer to producing properties	—	(11,402)	(1,293)	—	—	—	—	(12,695)
At September 30, 2021	$27,373	$47,253	$3,981	$141,409	$38,692	$22,942	$11,856	$293,507
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects, as well as the Plomosas project which was sold during 2020.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)
(a)San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at September 30, 2021 was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

(c) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.5% Net Smelter Returns ("NSR") royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

As at September 30, 2021, total NSR royalty accrual outstanding was $4.5 million, of which $4.0 million was payable to Sprott Mining Corp. which will be settled concurrent with the Triggered Tax Adjustment and Working Capital Adjustment.

(d) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

(d) Springpole Silver Stream, Ontario, Canada (continued)
As at September 30, 2021, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)(3)	Other	Total
Cost
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	2,096	47,266	391	49,753
Transfers and disposals	917	9,873	(19,242)	3,822	(4,630)
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273
Additions	34	2,591	52,948	229	55,802
Acquisition of Jerritt Canyon (Note 4)	32,992	185,469	5,516	57	224,034
Transfers and disposals	4,763	8,669	(29,391)	3,132	(12,827)
At September 30, 2021	$237,118	$665,353	$84,742	$32,069	$1,019,282

Accumulated depreciation, amortization and impairment
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)
Depreciation and amortization	(4,188)	(19,833)	—	(2,555)	(26,576)
Transfers and disposals	72	2,754	—	208	3,034
At December 31, 2020	($133,156)	($343,379)	$—	($17,518)	($494,053)
Depreciation and amortization	(9,204)	(25,105)	—	(2,139)	(36,448)
Transfers and disposals	—	125	—	24	149
Loss on disposal of equipment	—	—	—	(2,081)	(2,081)
At September 30, 2021	($142,360)	($368,359)	$—	($21,714)	($532,433)

Carrying values
At December 31, 2020	$66,173	$125,245	$55,669	$11,133	$258,220
At September 30, 2021	$94,758	$296,994	$84,742	$10,355	$486,849

(1) Included in land and buildings is $11.2 million (2020 - $11.2 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.
(3) Transfers and disposals in construction in progress includes the sale of the AG mill and certain mill equipment to Condor Gold PLC and Capstone Mining Corp. as disclosed in Note 10.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Jerritt Canyon	Santa Elena	La Encantada	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2019	$136,303	$—	$90,762	$137,302	$297,240	$45,543	$707,150
Additions	10,384	—	7,933	4,209	272	26,955	49,753
Transfers and disposals	41	—	(1,364)	1,999	(3,751)	(1,555)	(4,630)
At December 31, 2020	$146,728	$—	$97,331	$143,510	$293,761	$70,943	$752,273
Additions(2)	6,816	11,965	10,222	3,998	54	22,747	55,802
Acquisition of Jerritt Canyon (Note 4)	—	224,034	—	—	—	—	224,034
Transfers and disposals	1,664	—	5,591	1,504	(7,166)	(14,420)	(12,827)
At September 30, 2021	$155,208	$235,999	$113,144	$149,012	$286,649	$79,270	$1,019,282

Accumulated depreciation, amortization and impairment
At December 31, 2019	($19,747)	$—	($42,975)	($122,566)	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(15,032)	—	(6,451)	(2,646)	(592)	(1,855)	(26,576)
Transfers and disposals	156	—	1,340	(1,743)	2,909	372	3,034
At December 31, 2020	($34,623)	$—	($48,086)	($126,955)	($263,873)	($20,516)	($494,053)
Depreciation and amortization	(13,405)	(14,279)	(5,164)	(1,742)	(203)	(1,655)	(36,448)
Transfers and disposals	(1,091)	—	(2,888)	(1,019)	4,989	158	149
Write-down on assets held-for-sale	—	—	—	—	—	(2,081)	(2,081)
At September 30, 2021	($49,119)	($14,279)	($56,138)	($129,716)	($259,087)	($24,094)	($532,433)

Carrying values
At December 31, 2020	$112,105	$—	$49,245	$16,555	$29,888	$50,427	$258,220
At September 30, 2021	$106,089	$221,720	$57,006	$19,296	$27,562	$55,176	$486,849

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term. Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. RIGHT-OF-USE ASSETS (continued)

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,939	554	—	2,494
Remeasurements	2,789	(10)	—	2,779
Depreciation and amortization	(848)	(2,106)	(7)	(2,961)
Disposals	—	(16)	—	(16)
At December 31, 2020	$8,087	$6,234	$8	$14,330
Additions	609	17,516	—	18,126
Remeasurements	360	637	—	997
Depreciation and amortization	(976)	(3,004)	(5)	(3,985)
Disposals	(117)	—	—	(116)
At September 30, 2021	$7,963	$21,384	$4	$29,351

18. RESTRICTED CASH

Restricted cash is comprised of the following:

(a)Current

	September 30, 2021	December 31, 2020
Escrowed funds for the acquisition of Jerritt Canyon(1)	$12,505	$—
SAT Primero tax dispute(2)	31,161	—
	$43,666	$—

1.As part of the acquisition of Jerritt Canyon (Note 4), the Company was required to hold certain funds in escrow to settle the payment for trigger tax provisions along with any adjustments to working capital. As at September 30, 2021, $12.5 million remains in escrow which the Company expects to be settled within the next twelve months.
2.In connection with the Primero Empresa Minera, S.A. de C.V. ("PEM") tax ruling (Note 25(b)), the tax authority has frozen a PEM bank account with funds of $31.2 million (633 million MXN) as a guarantee against certain disputed tax assessments. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with Servicio de Admistracion Tributaria's ("SAT") position and has challenged it through the relevant legal channels.

(b)Non-Current

	September 30, 2021	December 31, 2020
Nevada Division of Environmental Protection bond(1)	$39,727	$—
Chartis Commutation Account(2)	27,270	—
	$66,997	$—

1.Jerritt Canyon is required to provide a surety bond to the Nevada Division of Environmental Protection ("NDEP") and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this surety requirement, the Company has on deposit $39.7 million in money market accounts. The money market account principal balance plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations.
2.The Company owns an environmental risk transfer program (the "ERTP") for Jerritt Canyon from American Insurance Group ("AIG"). As part of the ERTP, $27.3 million is on deposit in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations. The Company can elect to extinguish all rights under the policy, which would release AIG from reclamation cost and financial assurance liabilities, and substitute with replacement bonds. AIG would pay Jerritt Canyon the remaining balance in the Commutation Account.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2021	December 31, 2020
Trade payables	$34,053	$31,262
Trade related accruals	37,103	18,635
Payroll and related benefits	23,421	21,427
Estimated Triggered Tax Adjustment and Working Capital Adjustment payable, net (Note 4)	10,155	—
NSR royalty liabilities (Note 15(c))	4,479	—
Environmental duty	2,015	2,156
Other accrued liabilities	1,505	2,522
	$112,731	$76,002
20. DEBT FACILITIES

The movement in debt facilities during the nine months ended September 30, 2021 and year ended December 31, 2020, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	2,984	763	3,747
Accretion	6,168	678	6,846
Proceeds from drawdown of Revolving Credit Facility	—	10,000	10,000
Repayments of principal	—	(19,969)	(19,969)
Payments of finance costs	(2,934)	(800)	(3,734)
Balance at December 31, 2020	$142,825	$9,883	$152,708
Net proceeds from debt financing	$—	$30,000	$30,000
Finance costs
Interest expense	2,225	422	2,647
Accretion	4,875	288	5,163
Transaction costs	—	(320)	(320)
Payments of finance costs	(2,934)	(491)	(3,425)
Balance at September 30, 2021	$146,991	$39,782	$186,773

Statements of Financial Position Presentation
Current portion of debt facilities	$1,092	$9,883	$10,975
Non-current portion of debt facilities	141,733	—	141,733
Balance at December 31, 2020	$142,825	$9,883	$152,708
Current portion of debt facilities	$383	$—	$383
Non-current portion of debt facilities	146,608	39,782	186,390
Balance at September 30, 2021	$146,991	$39,782	$186,773

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)
(a)Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price or $12.47 per common share. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)     Revolving Credit Facility
On April 1, 2021, the Company renewed its senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia and Bank of Montreal by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875%, dependent on certain financial parameters of First Majestic. During the third quarter, the Company drew down $30 million from the revolving credit facility which was paid back subsequent to quarter end. As at September 30, 2021, the applicable rates were 2.3% and 0.5625%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)
(b)     Revolving Credit Facility (continued)

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $30.0 million. As at September 30, 2021 and December 31, 2020, the Company was in compliance with these covenants.

21. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. LEASE LIABILITIES (continued)

The movement in lease liabilities during the nine months ended September 30, 2021 and year ended December 31, 2020 are comprised of the following:

	Finance Leases	Operating Leases(1)	Equipment Financing(2)	Total
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,494	—	2,494
Remeasurements	—	2,779	—	2,779
Finance costs	—	1,396	83	1,479
Repayments of principal	(50)	(5,353)	(2,303)	(7,706)
Payments of finance costs	—	—	(126)	(126)
Foreign exchange gain	—	(281)	—	(281)
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Acquisition of Jerritt Canyon (Note 4)	2,194	—	—	2,194
Additions	—	18,126	—	18,126
Remeasurements	—	997	—	997
Disposals	—	(126)	—	(126)
Finance costs	21	1,389	8	1,418
Repayments of principal	(609)	(5,174)	(477)	(6,260)
Payments of finance costs	(21)	—	(7)	(28)
Foreign exchange loss	—	(155)	—	(155)
Balance at September 30, 2021	$1,585	$35,043	$113	$36,741
Statements of Financial Position Presentation
Current portion of lease liabilities	$—	$4,820	$538	$5,358
Non-current portion of lease liabilities	—	15,166	51	15,217
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Current portion of lease liabilities	$1,011	$9,691	$113	$10,815
Non-current portion of lease liabilities	574	25,352	—	25,926
Balance at September 30, 2021	$1,585	$35,043	$113	$36,741

(1) Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 4.2% to 12.4%.
(2) Equipment financing bears an interest rate of LIBOR plus 4.60% and is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As of September 30, 2021 and year ended December 31, 2020, the Company was in compliance with these covenants. As at September 30, 2021, the net book value of property, plant and equipment includes $0.7 million (December 31, 2020 - $1.9 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.
The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)	4,225,000	$66,674	5,654,338	$67,896
Prospectus offering	—	—	5,000,000	58,280
	4,225,000	$66,674	10,654,338	$126,176

(1) In May 2021, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the three and nine months ended September 30, 2021, the Company sold 4,225,000 (2020 - 5,654,338) common shares of the Company under the ATM program at an average price of $15.78 (2020 - $12.31) for gross proceeds of $68.6 million (2020 - $69.6 million), or net proceeds of $66.7 million (2020 - $67.9 million) after costs. At September 30, 2021, the Company completed $68.6 million of the ATM program.

(b)Stock options
Under the terms of the Company’s 2020 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at September 30, 2021:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	2,260,159	8.62	7.11	1,806,409	8.57	6.91
10.01 - 15.00	2,276,743	12.61	5.25	1,169,871	11.42	1.90
15.01 - 20.00	1,232,446	16.14	8.61	297,598	15.93	7.83
20.01 - 250.00	756,523	21.86	8.88	64,273	25.85	0.42
	6,525,871	12.96	6.95	3,338,151	10.56	5.11

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL (continued)
(b)Stock options (continued)
The movements in stock options issued during the nine months ended September 30, 2021 and year ended December 31, 2020 are summarized as follows:

	Nine Months Ended		Year Ended
	September 30, 2021		December 31, 2020
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	7,074,092	12.07	7,583,439	10.70
Granted	1,300,000	19.17	2,621,924	13.46
Exercised	(1,562,564)	10.80	(2,473,926)	7.50
Cancelled or expired	(285,657)	30.91	(657,345)	18.96
Balance, end of the period	6,525,871	12.96	7,074,092	12.07

During the nine months ended September 30, 2021, the aggregate fair value of stock options granted was $9.3 million (December 31, 2020 - $12.1 million), or a weighted average fair value of $7.14 per stock option granted (2020 - $4.63).

During the nine months ended September 30, 2021, total share-based payments expense related to stock options was $6.7 million (December 31, 2020 - $7.0 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Nine Months Ended	Year Ended
Assumption	Based on	September 30, 2021	December 31, 2020
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.00	1.03
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.94	5.83
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	49.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the nine months ended September 30, 2021 was CAD$12.96 (December 31, 2020 - CAD$15.61).

(c) Restricted Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL (continued)

(c) Restricted Share Units (continued)

The following table summarizes the changes in RSU's for the nine months ended September 30, 2021 and the year ended December 31, 2020:

	Nine Months Ended September 30, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	184,483	15.66	128,944	10.36
Granted	312,991	17.19	211,192	15.72
Settled	(39,949)	15.93	(127,000)	10.32
Forfeited	(27,421)	16.56	(28,653)	15.93
Outstanding, end of the period	430,104	16.69	184,483	15.66

During the nine months ended September 30, 2021, total share-based payments expense related to RSUs was $1.5 million (December 31, 2020 - $0.8 million).

(d) Performance Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU is based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in PSU's granted to employees and consultants for the nine months ended September 30, 2021 and the year ended December 31, 2020:

	Nine Months Ended September 30, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	109,035	15.61	—	—
Granted	184,050	17.15	122,575	15.65
Forfeited	(17,569)	16.56	(13,540)	(15.93)
Outstanding, end of the period	275,516	16.58	109,035	19.57

During the nine months ended September 30, 2021, total share-based payments expense related to PSUs was $0.9 million (year ended December 31, 2020 - $0.5 million).

(e)     Deferred Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferrable Deferred Share Units ("DSU's"). Unless otherwise stated, the awards typically vest immediately at the grant date. The fair value of a DSU is based on the value of the Company's share price at the date of grant. The Company intends to settle all DSU's in equity.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL (continued)

(e)     Deferred Share Units (continued)
The following table summarizes the changes in DSU's granted to directors for the nine months ended September 30, 2021:

	Nine Months Ended September 30, 2021
	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	—	—
Granted	31,040	18.08
Settled	(5,855)	17.08
Outstanding, end of the period	25,185	18.31

During the nine months ended September 30, 2021, total share-based payments expense related to Deferred Share Units was $0.4 million (year ended December 31, 2020 - $nil).

(f)     Share Repurchase Program and Share Cancellation
The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the nine months ended September 30, 2021.

The Company cancelled 6,913 shares pursuant to section 4.4 of the plan of arrangement between Primero Mining Corp. ("Primero") and the Company with an effective date of May 10, 2018 that states that any former shareholder of Primero who does not surrender their shares on the third anniversary of the effective date would cease the right to any of the Company's shares and as such would automatically be cancelled.

(g)     Dividend
The Company declared the following dividends during the nine months ended September 30, 2021:

Declaration Date	Record Date	Dividend per Common Share
May 6, 2021	May 17, 2021	$0.0045
August 16, 2021	August 26, 2021	$0.0060
November 4, 2021(1)	November 17, 2021	$0.0049
(1) These    dividends    were declared subsequent to the period end and have not been recognized as distributions to owners    during the    period    presented.

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)     Fair value and categories of financial instruments (continued)

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2021 and year ended December 31, 2020.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs.
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these
instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	September 30, 2021			December 31, 2020
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 14)	$23,482	$20,187	$3,295	$36,319	$30,996	$5,323

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

(b) Capital risk management

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	September 30, 2021	December 31, 2020
Equity	$1,392,405	$850,236
Debt facilities	186,773	152,708
Lease liabilities	36,741	20,575
Less: cash and cash equivalents	(192,810)	(238,578)
	$1,423,109	$784,941

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20) and lease liabilities. As at September 30, 2021 and December 31, 2020, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2021, value added taxes (“VAT”) receivable was $58.0 million (December 31, 2020 - $56.9 million), of which $34.8 million (December 31, 2020 - $37.9 million) relates to PEM. SAT has commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded within the next twelve months.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)
Liquidity Risk (continued)
The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2021 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$112,731	$112,731	$112,731	$—	$—	$—
Debt facilities	186,773	202,058	3,926	198,132	—	—
Lease liabilities	36,741	42,126	10,854	18,222	11,586	1,464
Other liabilities	6,282	6,282	—	—	—	6,282
	$342,527	$363,197	$127,511	$216,354	$11,586	$7,746

At September 30, 2021, the Company had working capital of $262.5 million (December 31, 2020 – $254.4 million). Total available liquidity at September 30, 2021 was $272.5 million, including $10.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2021
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign currency derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$49,482	$12,505	$—	$6,906	($2,853)	$—	$66,040	$6,604
Mexican peso	33,431	31,161	54,535	—	(41,577)	12,000	89,550	8,955
	$82,913	$43,666	$54,535	$6,906	($44,430)	$12,000	$155,590	$15,559

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the three and nine months ended September 30, 2021, the Company had an unrealized loss of $0.05 million (2020 - unrealized gain of $7.5 million and unrealized loss of $4.9 million) on fair value adjustments to its foreign currency derivatives. As at September 30, 2021, the Company held $12.0 million in foreign currency derivatives (2020 - $23.6 million).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
Commodity Price Risk (continued)

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$3,085	$281	$3,366
	$3,085	$281	$3,366

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2021, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at September 30, 2021, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$3,449	($3,628)	($1,134)	($839)
Decrease (increase) in value added taxes receivable	19,659	(7,534)	(437)	(9,548)
(Increase) decrease in inventories	(15,203)	9,627	(15,618)	(1,452)
Decrease (increase) in prepaid expenses and other	713	782	(1,100)	(1,434)
Decrease (increase) in income taxes payable	9,208	332	1,174	(507)
(Decrease) Increase in trade and other payables	(5,875)	3,986	(5,712)	(4,037)
(Increase) in restricted cash (Note 18(a))	(31,161)	—	(31,161)	—
	($19,210)	$3,565	($53,988)	($17,817)
Non-cash investing and financing activities:
Acquisition of Jerritt Canyon (Note 4)	$—	$—	$466,300	$—
Transfer of share-based payments reserve upon settlement of RSUs	$139	$76	$595	$992
Transfer of share-based payments reserve upon exercise of options	$193	$3,262	$5,536	$4,368
Acquisition of mining interests	$—	$—	($3,750)	$—

As at September 30, 2021, cash and cash equivalents include $5.7 million (December 31, 2020 - $6.4 million) that are held in-trust as bonds for tax audits in Mexico, that are expected to be resolved within the next twelve months.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

(b) Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by PEM on the silver sold under the Old Stream Agreement. PEM believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, PEM received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated did not identify any different basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $242.2 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $134.1 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include reassessments based on the market price of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account, the latter as disclosed in the Note 18(a)2.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts continues to be available only on a restricted basis for further hearings on these matters.

On March 2, 2021, the Company announced that it submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have commenced. The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021 to commence discussions regarding the procedural rules which govern the NAFTA Proceedings. These rules were finalized upon the issuance by the Tribunal of Procedural Order No. 1 on October 21, 2021.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $223.1 million (4,531 million MXN), before interest or penalties.

Based on the Company’s assessments with third party advisors, the Company believes PEM filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 36